[Letterhead of Neiman Marcus Group LTD Inc.]

September 12, 2013

VIA EDGAR CORRESPONDENCE AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:    Neiman Marcus Group LTD Inc.

Application for Withdrawal on Form RW

for Registration Statement on Form S-1 (Registration No. 333-189539)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Neiman Marcus Group LTD Inc. (previously named Neiman Marcus, Inc.), a Delaware corporation (the “Company”), hereby applies to withdraw the Company’s registration statement on Form S-1 (File No. 333-189539), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on June 24, 2013 and was amended on August 7, 2013.

The Company is applying for withdrawal of the Registration Statement because on September 9, 2013, the Company entered into an Agreement and Plan of Merger by and among NM Mariposa Holdings, Inc., a Delaware corporation (“Parent”), Mariposa Merger Sub LLC, a Delaware limited liability company (“Merger Sub”), and the Company, pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation following the merger. As a result of the merger, the Company will become a wholly owned subsidiary of Parent. The Registration Statement has never been declared effective by the Commission and the Company has not sold any securities under the Registration Statement.

Accordingly, we hereby respectfully apply for the withdrawal of the Registration Statement and request that a written order granting the withdrawal of the Registration Statement and all exhibits and amendments thereto be issued by the Commission as soon as reasonably possible. The Company also requests, in accordance with Rule 457(p) promulgated under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company’s account.

Please forward a copy of the order consenting to the withdrawal to the undersigned via facsimile at (214) 743-7611 and via mail at Neiman Marcus Group LTD Inc., One Marcus Square, 1618 Main Street, Dallas, Texas 75201, with copies to William F. Gorin and Robert P. Davis via facsimile at (212) 225-3999.

If you require additional information, please do not hesitate to contact the undersigned at (214) 743-7610, William F. Gorin at (212) 225-2510 or Robert P. Davis at (212) 225-2670.

Very truly yours,

/s/ Tracy M. Preston
Tracy M. Preston
Senior Vice President and General Counsel
Neiman Marcus Group LTD Inc.

cc:                                Robert Babula

Andrew Mew

Jacqueline Kaufman

Securities and Exchange Commission

James E. Skinner

Neiman Marcus Group LTD Inc.

William F. Gorin

Robert P. Davis

Cleary Gottlieb Steen & Hamilton LLP

William J. Whelan, III

Cravath, Swaine & Moore LLP